Exhibit 99.1

Rogers Communications Reports Voting Results from Annual General Meeting

TORONTO (April 23, 2013) – Rogers Communications Inc., a leading diversified Canadian communications and media company, in accordance with Toronto Stock Exchange requirements announced the voting results from its annual shareholder meeting held earlier today in Toronto, Ontario.

A total of 104,755,433 million Class A Voting shares representing 93.15% of the company’s issued and outstanding Class A Voting stock were voted in connection with the meeting. Shareholders voted in favour of all items of business put forth at the meeting, including the appointment of KPMG as its outside auditors and the election of all director nominees as follows:

Director	% of Shares Voted For

Charles Birchall	99.99%

Stephen Burch	99.99%

John Clappison	99.99%

Peter Godsoe	99.99%

Alan Horn	99.99%

Thomas Hull	99.99%

Philip Lind	99.99%

John MacDonald	99.99%

Isabelle Marcoux	99.99%

Nadir Mohamed	99.99%

David Peterson	99.99%

Edward Rogers	99.55%

Loretta Rogers	99.99%

Martha Rogers	99.99%

Melinda Mary Rogers	99.55%

Charles Sirois	99.99%

John H. Tory	99.99%

About Rogers Communications Inc.

Rogers Communications is a diversified public Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit rogers.com.

Investment Community Contacts

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com

Dan R. Coombes, 416.935.3550, dan.coombes@rci.rogers.com

Media Contact

Terrie Tweddle, 416.935.4727, terrie.tweddle@rci.rogers.com